June 27, 2018

VIA ELECTRONIC MAIL AND EDGAR FILING

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Supervalu Inc.
PRRN14A filed June 27, 2018
File No. 001-05418

Ms. Chalk:

Set forth below are the responses of Blackwells Capital LLC (“Blackwells”), to comments received by telephone on June 27, 2018 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Blackwells’ second amendment to the preliminary proxy statement, filed on June 27, 2018 (the “Amendment No. 2 to the Proxy Statement”), in relation to Supervalu Inc. (“Supervalu” or the “Company”).

Set below are the Staff’s comments and Blackwells’ responses.

Proposal No. 1, Election of Directors, page 10

1.	You state that the Nominees will be independent of Blackwells, despite the nomination by Blackwells. Please clarify that while the Nominees are not otherwise affiliated with Blackwells and will have fiduciary duties to the Company if elected, they are not “fully independent” of Blackwells.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly. Blackwells respectfully refers the Staff to pages 10 and 11 of Amendment No. 3 to the Proxy Statement (the “Third Amended Proxy Statement”).

Proposal No. 2, Reorganization Proposal, page 15

2.	Please include clarification on why you “make no recommendation” with respect to the Reorganization Proposal despite the fact that you disclose that you intend to vote for it.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly. Blackwells respectfully refers the Staff to page 15 of the Third Amended Proxy Statement.

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Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence Elbaum

Enclosures

cc:	David Plattner (Securities and Exchange Commission)

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